

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

<u>Via facsimile</u>
Christopher J. Spenser
Chief Executive Officer
Wizzard Software Corporation
5001 Baum Blvd, Suite 770
Pittsburgh, PA 15213

   Re: Wizzard Software Corporation
     Preliminary Revised Proxy Statement on Schedule 14A
     Filed April 13, 2011
     File No. 001-33935

Dear Mr. Spenser:

   We have completed our review of your filing and have no further comments at this time on the specific issues raised.

           Sincerely,

           /s/ Maryse Mills-Apentengm

           Maryse Mills-Apenteng
           Special Counsel